Exhibit 99.2

DRAGONWAVE INC.

NOTICE OF 2015 ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the 2015 annual general meeting of shareholders (the “Meeting”) of DragonWave Inc. (“DragonWave” or the “Corporation”) will be held at The Marshes Golf Club, 320 Terry Fox Drive, Ottawa, Ontario, Canada on Wednesday, June 17, 2015 at 10:00 a.m. (EDT), for the following purposes:

1.                                      to receive the annual audited consolidated financial statements of the Corporation as at and for the fiscal year ended February 28, 2015 and the auditors’ report thereon;

2.                                      to elect directors for the ensuing year;

3.                                      to reappoint EY LLP as the auditor of the Corporation for the ensuing year at remuneration to be fixed by the Board of Directors of the Corporation;

4.                                      to transact such other business as may properly be brought before the Meeting.

The Board of Directors has fixed the close of business on May 13, 2015 as the “record date” for determining the Corporation’s shareholders entitled to notice of and to vote at the Meeting. The Board of Directors has fixed 10:00 a.m. (EDT) on June 15, 2015, or 48 hours (excluding Saturdays, Sundays, and holidays) before the reconvening of the Meeting following an adjournment or the date of any postponed Meeting, as the time before which proxies to be used or acted upon at the Meeting, or any adjournment or postponement thereof, shall be deposited with the Corporation’s registrar and transfer agent, unless otherwise determined by the Chair of the Meeting in the Chair’s sole discretion.

Management of the Corporation is soliciting the enclosed form of proxy. The specific details of the foregoing matters to be put before the Meeting are set forth in the Management Proxy Circular (the “Circular”). The Circular is deemed to be incorporated by reference in and to form part of this notice.

By Order of the Board of Directors

Claude Haw Chair, Board of Directors of DragonWave Inc. May 14, 2015